FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of June, 2005

                           Commission File No. 1-08346

                                 TDK CORPORATION
                 (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________






                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        TDK Corporation
                                        (Registrant)


June 1, 2005
                                        BY: /s/ Michinori Katayama
                                            Michinori Katayama
                                            Corporate Officer
                                            General Manager
                                            Corporate Communications Department
                                            Administration Group






Contact in TDK:
Nobuyuki Koike
TDK Corporation
Corporate Communications Dept.
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp

Acquisition of a Polymer Lithium Battery manufacturing and sales company in Hong Kong

TOKYO JAPAN, June 1, 2005,---TDK Corporation (the "Company") today announces that it has completed the acquisition of Amperex Technology Limited ("ATL") (President: Dr. T.H.Chen, Headquarters: Hong Kong), a manufacturing and sales company of Polymer Lithium Battery, based in Hong Kong and having manufacturing sites in Dongguan, China.

With a purchase price of about US$100 million (JPY10.7 billion) which covers all the assets of ATL including cash on hand, the Company has now acquired 100% of ATL shares.

The acquisition this time was intended to obtain the operating base on which to develop TDK's materials technology in the field of energy, where growth is expected in the future. ATL has been specialized in the compact and yet flexible polymer lithium battery business, and has established a production system of stable quality based on its special know-how in materials technology and production engineering technology.

Facts about Amperex Technology Limited
   Location: Tsuen Wan, N.T., Hong Kong, SAR, PRC
   Establishment: July 1999
   Employees: Ca. 3,000
   Net Asset: Ca. US$50 million (JPY5.4 billion)
   Business: Manufacture and Sale of Polymer Lithium Battery

                                    - more -

About TDK

TDK Corporation (NYSE: TDK) is a leading global electronics company based in Japan. It was established in 1935 to commercialize "ferrite," a key material in electronics and magnetics. TDK's current product line includes ferrite materials, electronic components, wireless computer networking products, magnetic heads for HDD, and advanced digital recording media. For more information about TDK, please visit http://www.tdk.co.jp/tetop01/index.htm


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